U.S. SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
[X ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ]  Transition  Report on Form  10-KSB
[ ]  Transition  Report on Form 20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on Form  10-QSB
[ ]  Transition Report on Form N-SAR

From the Transition Period Ended: not applicable.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7, 8 and 10.

Part I--Registrant Information

         Full name of Registrant:          Bentley International, Inc.
         Former Name:                      Megacards, Inc.
         Commission File Number:           0-19503
         IRS Employer Identification No.:  43-1325291

         9719 Conway Road
         Address of Principal Executive Office (Street and Number)

         St. Louis, Missouri 63124
         City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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The Registrant hereby represents that:

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject report on Form 10-KSB, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB or a portion thereof could not be filed within the prescribed time period.

         The Registrant is in the process of making a change in its line of business from framed art and mirrors to information services. To further this business plan, on May 27, 1998 the Registrant acquired an information services business. On July 30, 1998 the Registrant completed a sale, which represented a sale of substantially all of the assets of the Registrant, of its Windsor Art, Inc. ("Windsor") subsidiary for a combination of cash and two notes of the purchaser, Interiors, Inc. ("Interiors"). On November 12, 1998, the Registrant completed its second acquisition of an information services company. The substantial changes in the Registrant's operations have resulted in delays in providing information to the Registrant's auditors, which in turn has delayed the preparation of the Management's Discussion and Analysis, financial statements and information regarding executive compensation. The auditors' statement is attached hereto as Exhibit 23.1.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

        Lloyd R. Abrams           (314)       569-1659
        (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes     [  ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the major changes in the results of operations for fiscal year 1998 compared to fiscal year 1997 will be a gain on sale and income from discontinued operations due to the sale of Windsor. On the Registrant's Form 10-QSB for September 30, 1998, the Registrant reported a gain on sale (net of income taxes) of $2,150,196 and income from discontinued operations for the nine months then ended of $1,121,688.
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On December 1, 1998,  the  Registrant  entered into a repurchase  agreement with
Interiors, Windsor, Max Munn and Lloyd R. Abrams pursuant to which a long-term note of Interiors issued to the Registrant, the only remaining note in connection with the sale to Interiors of Windsor, was repurchased and certain other transactions took place, which are described in the Form 8-K of the
Registrant   dated  December  1,  1998.  Such  repurchase  may  result  in  some modification of the gain on sale figure from that at September 30, 1998.



                           BENTLEY INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999       By:  /s/Lloyd R. Abrams
                                Lloyd R. Abrams, President and
                                Chief Executive Officer


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